U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 1-31722

NEW GOLD INC.

(Exact name of registrant as specified in its charter)

70 University Avenue, Suite #1460, Toronto, Ontario, Canada M5J 2M4

(416) 977-1067

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

EXPLANATORY NOTE

New Gold Inc. (the “Company”) furnishes herewith the following documents filed by Peak Gold Ltd. (“Peak”) with the applicable securities commissions and similar securities regulatory authorities of each of the provinces of Canada, as incorporated by reference into the Joint Disclosure Booklet, dated as of May 16, 2008, forming part of the Management Information Circulars relating to Special Meetings of Shareholders of the Company, Peak and Metallica Resources Inc. (each to be held on June 17, 2008) regarding a business combination among such companies. The foregoing Joint Disclosure Booklet was included as Exhibit 99.6 to the Form 6-K of the Company as furnished to the Commission on June 10, 2008. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Joint Disclosure Booklet.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

99.1	Annual information form of Peak dated December 18, 2007 and revised on February 25, 2008 for the financial year ended November 30, 2006

99.2	Audited comparative financial statements of Peak as at, and for the financial year ended, December 31, 2007, together with the auditors’ report thereon and the notes thereto

99.3	Management’s discussion and analysis of Peak for the financial year ended December 31, 2007

99.4	The audited comparative financial statements of Peak as at, and for the financial years ended, November 30, 2006 and 2005, together with the auditors’ report thereon and the notes thereto

99.5	Management’s discussion and analysis for the financial year ended November 30, 2006

99.6	The unaudited comparative financial statements of Peak as at and for the three months ended March 31, 2008, together with the notes thereto

99.7	Management’s discussion and analysis for the three months ended March 31, 2008

99.8	The management information circular of Peak dated April 2, 2007 prepared in connection with the annual and special meeting of shareholders of Peak held on May 3, 2007

99.9	The business acquisition report of Peak dated June 15, 2007

99.10	The material change report of Peak filed with the Canadian securities regulatory authorities on April 5, 2007 relating to the completion of the acquisition of the Amapari Mine and the financing for gross proceeds of C$326.25 million

99.11	The material change report of Peak filed with the Canadian securities regulatory authorities on October 26, 2007 relating to a resource and exploration update for the Amapari Mine

99.12	The material change report of Peak filed with the Canadian securities regulatory authorities on November 9, 2007 relating to the initial announcement of the offering (the “Offering”) of 147,723,334 special warrants of Peak for aggregate gross proceeds of C$110,792,500.50

99.13	The material change report of Peak filed with the Canadian securities regulatory authorities on November 23, 2007 relating to the filing of the technical report with respect to the Amapari Mine

99.14	The material change report of Peak filed with the Canadian securities regulatory authorities on November 23, 2007 relating to the amended terms of the Offering

99.15	The material change report of Peak filed with the Canadian securities regulatory authorities on January 16, 2008 relating to the appointment of a new President and Chief Executive Officer of Peak

99.16	The material change report of Peak filed with the Canadian securities regulatory authorities on April 8, 2008 relating to the Transaction (contemplated by the Business Combination Agreement)

99.17	The material change report of Peak filed with the Canadian securities regulatory authorities on May 16, 2008 relating to the signing of the Business Combination Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC. (Registrant)

Date: June 13, 2008	By:	/s/ John Pitcher
John Pitcher, General Counsel and Secretary

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